UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                     to

Commission file number 0-516

SONOCO SAVINGS PLAN

SONOCO PRODUCTS COMPANY
ONE NORTH SECOND STREET
POST OFFICE BOX 160
HARTSVILLE, SOUTH CAROLINA 29551-0160

Sonoco Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Sonoco Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2003 and 2002	3
Notes to Financial Statements	4–9
Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2003	10–13
Schedule H, Line 4j – Schedule of Reportable Transactions December 31, 2003	14

Note	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Sonoco Savings Plan

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statements of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Sonoco Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 16, 2004

Sonoco Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

(in thousands of dollars)	2003	2002
Assets
Investments, at fair value	$284,769	$263,177
Investments, at contract value	141,064	135,194
Contribution receivable - employer	674	1,181

Net assets available for benefits	$426,507	$399,552

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

(in thousands of dollars)	2003	2002
Investment income (loss)
Net appreciation (depreciation)	$45,733	$(44,777)
Interest and dividends	11,499	11,154

	57,232	(33,623)
Investment expenses	(913)	(764)

Net investment income (loss)	56,319	(34,387)

Contributions
Employer	12,092	11,481
Participants	24,131	24,398

Total contributions	36,223	35,879

Total additions	92,542	1,492
Distributions to participants	(46,364)	(34,109)

Net increase (decrease) in net assets available for benefits before transfer (to) from other qualified plan	46,178	(32,617)
Transfer (to) from other qualified plan	(19,223)	35,896

Net increase in net assets available for benefits after transfer (to) from other qualified plan	26,955	3,279
Net assets available for benefits
Beginning of year	399,552	396,273

End of year	$426,507	$399,552

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

General

The Sonoco Savings Plan (“the Plan”) is a defined contribution plan covering a majority of all U.S. employees of Sonoco Products Company (the “Company”) who are immediately eligible to participate with at least 30 days of service. The Company is a major global manufacturer of paperboard-based and other industrial and consumer packaging products. The Company is a South Carolina corporation founded in Hartsville, South Carolina in 1899. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to defer up to 20% of gross pay through payroll deductions. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant is $12,000 and $11,000 for 2003 and 2002, respectively. Participants over age 50 may contribute additional pre-tax contributions to the Plan, up to a maximum of $2,000 and $1,000 for 2003 and 2002, respectively, subject to certain catch-up rules as defined under the Internal Revenue Code. Total annual contributions, including employer matching contributions are limited to $40,000 or 10% of gross pay in 2003 and 2002, whichever is less. The Company provides employer matching contributions of Company common stock or cash in amounts determined annually by the Company’s Board of Directors (the “Board”). The Company may elect to provide additional contributions at the discretion of its Board. Under the Plan, participants may elect to have their account balances invested in 1% increments in eight index funds, a Company stock fund, or a stable value fund. Once a participant’s total account balance has been established and certain criteria are met, the participant can transfer funds into a Self-Managed Account as well.

The Company matching contributions for periods subsequent to January 1, 2002 are equal to 100% on the first 3% of employee before-tax contributions, 50% on the next 2% of employee before-tax contributions and no match on after-tax contributions. Participants have the option to continue to reinvest Sonoco Stock Fund dividends in the Savings Plan or to receive these dividends in cash.

Vesting

The majority of participants are immediately vested in both their basic and rollover contributions and employer contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after two to three years of service and five years of service, respectively. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund.

Payment of Benefits

The Plan provides for benefits payable upon retirement, death, total and permanent disability or termination. Benefits are distributed through lump-sum payments in cash or Company common stock, in equal annual installments of cash or through quarterly distributions in an amount not less than $1,000. The participant may also elect to leave the funds in the Plan until age 70-1/2 if their balance is greater than $5,000.

Sonoco Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participant Loans

Participants may borrow from their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s available balance (total vested balance less any outstanding loan balances taken in the previous twelve months), whichever is less. Loans are repaid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1% (5.0% at December 31, 2003).

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Forfeitures

Forfeitures of account balances are used to reduce future employer contributions. During 2003, $477,930 in forfeitures was used to reduce employer contributions. At December 31, 2003, forfeited nonvested accounts totaled approximately $161,291.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Contributions

Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld. All contributions from the Company are in the form of Sonoco Products Company common stock or cash payments. All employee and employer contributions are participant directed.

Investment Valuation and Income Recognition

Investments of the Plan are primarily stated at fair value, excluding certain fully benefit responsive insurance contracts that are stated at contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of debt securities is based on quoted market prices for these securities. Fair value of the Sonoco Products Company common stock is determined by the closing market price per share on the last business day of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the accompanying Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Sonoco Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns on the Statements of Changes in Net Assets Available for Benefits.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Investments

StateStreet Global Advisors (“SSGA”) served as the trustee of the Plan in both 2003 and 2002. SSGA managed investment options include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P MidCap Fund, Self-Managed Account, Stable Value Fund and Sonoco Stock Fund.

S&P 500 Index Fund

The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund

The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities and is a diversified portfolio that is representative of the domestic bond market.

Russell 2000 Index Fund

The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.

International Stock Index Fund

The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

Conservative Strategic Balanced Fund

The Conservative Strategic Balanced Fund seeks to provide income from fixed income securities and some growth of principal from stock funds. The Fund’s risk profile is somewhat conservative due to an emphasis on bond holdings.

Sonoco Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Moderate Strategic Balanced Fund

The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The funds risk profile is moderate due to the presence of well-diversified stock and bond holdings.

Aggressive Strategic Balanced Fund

The Aggressive Strategic Balanced Fund seeks to provide growth of principal from stock funds and some income from fixed income securities. The Fund’s risk profile is higher due to its emphasis on stock holdings.

S&P MidCap Fund

The S&P MidCap invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.

Self-Managed Account

The Self-Managed Account allows employees to invest in a wide variety of mutual funds. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

Stable Value Fund

The Stable Value Fund invests primarily in guaranteed investment contracts and fully benefit responsive synthetic investment contracts, which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The guaranteed investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by GE Life and Annuity Assurance Co., Travelers Life and Annuity Co. and Principal Life Insurance Co. Contract value represents contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were approximately 4.48% at December 31, 2003. The crediting interest rates were 4.17% at December 31, 2003. The crediting interest rate is based on a formula agreed upon with the issuer, with no guaranteed minimum crediting interest rate provided.

Sonoco Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Sonoco Stock Fund

Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

The following individual investments represent 5% or more of the Plan’s net assets at December 31 of one or both years:

(in thousands of dollars)	2003	2002
Investments at fair value
Sonoco Products Company Common Stock (3,133,189 and 3,625,361 shares, respectively)	$77,139	$83,130
State Street Global Advisors S&P 500 Index Fund (549,159 and 573,462 shares, respectively)	109,487	88,852
State Street Global Advisors Bond Market Index Fund (1,617,603 shares)	—	23,973
State Street Global Advisors Russell 2000 Index Fund (1,690,580 shares)	29,572	—

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $45,733 and $(44,777) as follows:

(in thousands of dollars)	2003	2002
Mutual funds	$40,418	$(31,204)
Common stock	5,315	(13,573)

	$45,733	$(44,777)

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds or money market funds managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”). StateStreet is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Sonoco Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

6.	Contributions

For the fiscal years ended December 31, 2003 and 2002, employer contributions made entirely in Company common stock under the Plan were approximately $1,100,000 and $1,200,000, respectively. All other employer contributions were made in cash.

7.	Asset Transfers

The Company acquired Hayes Manufacturing Group, Inc., Phoenix Packaging Corporation, U.S. Paper Mills Corporation, and a paper mill located in Hutchinson, Kansas during 2001. Benefit plans related to the acquired companies were merged into the Plan during 2002.

Effective December 22, 2003, the Company sold its High Density Film Products Division and transferred the investments to another qualified plan.

8.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	Fair Value of Financial Instruments

The fair value of investment contracts included the Stable Value Fund carried at contract value totaling $147,549,000 and $151,941,000 at December 31, 2003 and 2002 was $154,191,000 and $159,345,000, respectively. Fair values of these investment contracts are estimated based on discounted future cash flows using interest rates at December 31, 2003.

Supplemental Schedules

Sonoco Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

(in thousands of dollars)

		Rate of	Maturity
Identity of Issue	Description of Investment	Interest	Date	Current Value
Abbey National plc	Corporate Bonds	6.69%	10/17/2005	$646
American General Finance	Corporate Bonds	5.88%	7/14/2006	655
Americredit Automobile	Asset Backed Securities	5.01%	7/14/2008	1,248
Americredit Automobile	Asset Backed Securities	3.55%	2/12/2009	1,533
Bank of America Corporation	Corporate Bonds	4.75%	10/15/2006	533
Bank of America Corporation	Corporate Bonds	7.88%	5/15/2005	656
Bear Stearns Commercial Mortgage Securities, Inc.	Asset Backed Securities	3.97%	11/11/2035	1,218
Atlantic Richfield Company	Corporate Bonds	10.88%	7/16/2005	1,185
Province of British Columbia	Corporate Bonds	4.63%	10/3/2006	1,172
Boston Edison Company	Asset Backed Securities	6.62%	3/15/2007	397
Salomon Smith Barney	Asset Backed Securities	0.00%	3/15/2006	1,781
Citibank Credit Card Master Trust I	Asset Backed Securities	0.00%	8/15/2006	993
Capital One Master Trust	Asset Backed Securities	5.30%	6/15/2009	235
Capital One Secured Note Trust	Asset Backed Securities	3.85%	8/15/2007	819
Credit Suisse First Boston Mortgage Securities	Asset Backed Securities	6.04%	6/15/2034	375
Credit Suisse First Boston Mortgage Securities	Asset Backed Securities	5.26%	12/15/2035	406
Credit Suisse First Boston Mortgage Securities	Asset Backed Securities	7.29%	9/15/2009	923
CWL 2003-5 AF4	Asset Backed Securities	4.91%	8/25/2032	3,125
DLJ Commercial Mortgage Corp.	Asset Backed Securities	6.41%	2/15/2008	884
DLJ Commercial Mortgage Corp.	Asset Backed Securities	7.45%	6/10/2033	775
A/S Eksportfinans	Corporate Bonds	5.75%	6/6/2006	304
Federal Home Loan Mortgage Corporation	Asset Backed Securities	7.00%	3/15/2008	2,123
Federal Home Loan Mortgage Corporation	Asset Backed Securities	7.00%	6/15/2010	249
Federal Home Loan Mortgage Corporation.	Asset Backed Securities	6.00%	9/15/2031	981
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.25%	11/15/2022	556
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.25%	1/15/2023	225
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.50%	3/15/2023	279
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.00%	5/15/2031	464
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.00%	6/15/2031	278

Sonoco Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

(in thousands of dollars)

		Rate of	Maturity
Identity of Issue	Description of Investment	Interest	Date	Current Value
Federal Home Loan Mortgage Corporation	Asset Backed Securities	6.00%	9/15/2031	961
Federal Home Loan Mortgage Corporation	Federal Agency Bonds	7.00%	7/15/2005	6,229
Federal Home Loan Mortgage Corporation	Federal Agency Bonds	6.25%	7/15/2004	2,638
Federal National Mortgage Association	Federal Agency Bonds	7.00%	7/15/2005	6,158
Federal National Mortgage Association	Asset Backed Securities	5.50%	2/15/2006	4,527
Federal National Mortgage Association	Asset Backed Securities	5.50%	1/25/2023	209
Federal National Mortgage Association	Asset Backed Securities	7.00%	6/25/2023	234
Federal National Mortgage Association	Asset Backed Securities	6.00%	10/25/2022	727
Federal National Mortgage Association	Asset Backed Securities	6.50%	7/15/2005	1,278
Federal National Mortgage Association	Asset Backed Securities	6.50%	2/15/2006	228
Federal National Mortgage Association Ser 2002-81-PU	Asset Backed Securities	4.50%	5/25/2020	4,101
Federal National Mortgage Association Ser 2003-17-QR	Asset Backed Securities	4.50%	11/25/2025	6,992
Ford Credit Auto Owners Trust	Asset Backed Securities	4.14%	12/15/2005	114
GE Capital Commercial Mortgage Corporation	Asset Backed Securities	6.03%	8/11/2033	1,062
GE COML Mortgage Corporation 2003-CL-A1	Asset Backed Securities	3.09%	1/10/2038	945
Household Private Label Credit Card	Asset Backed Securities	4.95%	6/16/2008	972
Household Private Label Credit Card	Asset Backed Securities	5.50%	1/18/2011	324
International Bank for Reconstruction and Development	Federal Agency Bonds	5.00%	3/28/2006	1,077
J.P. Morgan Chase & Company	Corporate Bonds	5.63%	8/15/2006	323
J.P. Morgan Chase & Company	Corporate Bonds	5.35%	3/1/2007	250
J.P. Morgan Chase & Company	Asset Backed Securities	7.11%	8/15/2032	306
LB Commercial Conduit Mortgage Trust	Asset Backed Securities	6.78%	4/15/2009	906
MBNA Master Credit Card Trust	Asset Backed Securities	6.90%	1/15/2008	2,163
MBNA Credit Card Master Trust II	Asset Backed Securities	4.95%	6/15/2009	1,223
Merrill Lynch & Company Medium Term Notes	Corporate Bonds	6.13%	5/16/2006	109
Merrill Lynch & Company Medium Term Notes	Corporate Bonds	6.15%	1/26/2006	552
Federal National Mortgage Association	Asset Backed Securities	4.49%	4/20/2006	85
Morgan Stanley Dean Witter	Corporate Bonds	5.80%	4/1/2007	263
Morgan Stanley Dean Witter	Corporate Bonds	7.75%	6/15/2005	561

Sonoco Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

(in thousands of dollars)

		Rate of	Maturity
Identity of Issue	Description of Investment	Interest	Date	Current Value
Bank One Corporation	Corporate Bonds	6.50%	2/1/2006	588
Bank One Corporation	Corporate Bonds	7.63%	8/1/2005	384
Ontario Province Canada	Corporate Bonds	6.00%	2/21/2006	2,695
Prudential Home Mortgage Securities Co.	Asset Backed Securities	6.50%	12/25/2008	37
Rio Tinto Finance United States	Corporate Bonds	5.75%	7/3/2006	690
Salomon Brothers Mortgage Securities	Asset Backed Securities	7.30%	7/18/2033	832
Sears Credit Account Master Trust	Asset Backed Securities	6.75%	3/15/2006	204
Sears Credit Account Master Trust	Asset Backed Securities	5.25%	9/16/2009	1,697
U.S. Treasury Bonds	U.S. Government Bonds	11.75%	2/15/2010	2,953
U.S. Treasury Notes	U.S. Government Bonds	6.50%	10/15/2006	10,937
Texas Utilities Company	Corporate Bonds	6.38%	10/1/2004	998
Wells Fargo Bank San Francisco	Corporate Bonds	7.80%	6/15/2010	1,087
AIG Financial Products Corp.	Global Wrap	4.54%		(1,155)
J.P. Morgan Chase Bank	Global Wrap	4.54%		(1,155)
Monumental Life Insurance Company	Global Wrap	4.54%		(1,155)
Westdeutsche Landesbank	Global Wrap	4.54%		(1,155)
StateStreet Global Advisors Yield Enhanced STIF*	STIF	1.20%		7,597
GE Life and Annuity Assurance Co.	Guaranteed Investment Contract	5.95%	2/6/2004	3,979
Principal Life Insurance Co.	Guaranteed Investment Contract	3.00%	9/28/2007	6,142
Principal Life Insurance Co.	Guaranteed Investment Contract	3.85%	3/15/2007	1,716
Travelers Life and Annuity Co.	Guaranteed Investment Contract	3.66%	6/15/2007	5,189
StateStreet Bank and Trust Company*	Commingled Mortgage Backed
	Index Fund (CMBS)			15,876
StateStreet Bank and Trust Company*	Mortgage Fund			18,032
StateStreet Global Advisors*	Bond Market Index Fund			21,092
StateStreet Global Advisors*	S&P 500 Index Fund			109,487
StateStreet Global Advisors*	Russell 2000 Index Fund			29,572
StateStreet Global Advisors*	International Stock Index Fund			7,425

Sonoco Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

(in thousands of dollars)

		Rate of	Maturity
Identity of Issue	Description of Investment	Interest	Date	Current Value
StateStreet Global Advisors*	Conservative Strategic Balanced Fund			1,006
StateStreet Global Advisors*	Moderate Strategic Balanced Fund			1,706
StateStreet Global Advisors*	Aggressive Strategic Balanced Fund			1,658
StateStreet Global Advisors*	S&P MidCap Fund			8,013
StateStreet Global Advisors*	Money Market Fund**			389
Vanguard Investments Corporation	Vanguard Growth Index Fund**			107
Clipper	Clipper Fund**			74
Vanguard Investments Corporation	Vanguard Bond Index Total Market Fund**			54
Heartland	Heartland Group Value Plus Fund**			54
Heartland	Heartland Group Value Income Fund**			53
White Oak	White Oak Growth Stock Fund**			52
Boston Partners	Boston Partners Small Cap Value II Fund**			51
Janus Capital Group, Inc.	Janus Twenty Fund**			47
Janus Capital Group, Inc.	Janus Growth & Income Fund**			40
Meridian	Meridian Value Fund**			40
Price Health Sciences	T Rowe Price Health Sciences Fund**			40
Dodge and Cox	Dodge and Cox Stock Fund**			40
StateStreet Brokerage Services, Inc.*	Other Mutual Funds**			1,486
Sonoco Products Company*	Common stock, 3,133,189 shares original cost of $69,280,355			77,139
StateStreet Global Advisors*	Short-term Investment Fund - 1,116,686 shares			1,117
			1/2/2004 to
Employee loans receivable*	Participant loans	5.00% - 11.50%	3/24/2025	17,543

				$425,833

*	Party in interest

**	Individual assets included within the Self-Managed Account

Sonoco Savings Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
December 31, 2003

Schedule II

(in thousands of dollars)
						Current Value
						of Asset on
			Purchase	Selling	Cost of	Transaction	Gain/
	Type and Description	Transactions	Price	Price	Asset	Date	Loss
I.	Single transactions in excess of 5% of plan assets:
	None	$—	$—	$—	$—	$—	$—
II.	Series of transactions with respect to any plan asset other than securities in excess of 5% of plan assets:
	None
III.	Series of transactions in excess of 5%:
	State Street Global Advisors*
	Stable Value Fund	161	119,659	—	—	119,659	—
	S&P 500 Index Fund	107	16,573	—	—	16,573	—
	Short-Term Investment Fund	121	24,559	—	—	24,559	—
	Stable Value Fund	187	—	117,260	117,260	117,260	—
	S&P 500 Index Fund	147	—	16,982	15,394	16,982	1,588
	Short-Term Investment Fund	124	—	24,380	24,380	24,380	—
	Sonoco Products Company*
	Sonoco Stock Fund	138	28,486	—	—	28,486	—
	Sonoco Stock Fund	216	—	37,084	37,326	37,084	(242)
	Participants*						—
	Participant loan fund	200	7,923	—	—	7,923	—
	Participant loan fund	162	—	14,948	14,948	14,948	—
IV.	Any transaction with respect to securities with a person if any prior or subsequent transactions with such person exceeded 5%:
	None

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN
	By:	Sonoco Products Company as Plan
Administrator

June 28, 2004	By	/s/ Harris E. DeLoach, Jr.
Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
23-1	Consent of Independent Registered Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)